SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 22, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports that its Controlling Shareholder Filed an Immediate Report

PARTNER COMMUNICATIONS REPORTS THAT ITS
CONTROLLING SHAREHOLDER FILED AN IMMEDIATE
REPORT

Rosh Ha’ayin, Israel, January 21, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that its controlling shareholder, Scailex Corporation Ltd. ("Scailex"), filed today an immediate report regarding the receipt of the Minister of Communications approval to the transaction regarding the sale of a portion of Partner shares owned by Scailex.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=791521 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Scailex Corporation Ltd.
("Scailex" or "the Company")
48 Ben Zion Galis St., Petach Tikva 49277
Tel: 03-9057730 Fax: 03-9300424

January 21, 2013

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To Tel-Aviv Stock Exchange Ltd. 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Agreement for the sale of a portion of Partner shares owned by the Company- receipt of the Minister of Communications' approval

(Immediate Report pursuant to Regulation 36(A) of the Securities Regulations (Periodic and Immediate
Reports), 5730 - 1970)

Further to the Immediate Report filed by the Company on November 30, 2012 (reference no.: 2012-01-297369; this reference constitutes inclusion by way of referral) (“the Original Report”), concerning its engagement in an agreement on that date (“the Purchase Agreement”) with S.B. Israel Telecom Ltd. (“the Buyer”), an Israeli special-purpose vehicle (SPV) that is wholly owned (100%) by Saban Capital Group, according to which the Company will sell to the Buyer a portion of Partner shares owned by the Company, all being pursuant to the conditions specified in the Purchase Agreement, the principal provisions of which are described in the Original Report; and further to the Immediate Report filed by the Company on December 12, 2012 (reference no.: 2012-01-308136; this reference constitutes inclusion by way of referral), in which the Company reported certain updates with respect to the Purchase Agreement, including with respect to the dates set forth therein, and with respect to accounting, tax and cash flow implications of the Purchase Agreement; and further to the Immediate Report filed by the Company on December 24, 2012 (reference no.: 2012-01-318807; this reference constitutes inclusion by way of referral), in which the Company furnished updates with respect to the fulfillment of some of the suspending conditions that are required for the completion of the Purchase Agreement, which are specified in section 4(a) of the Original Report: the approval of the holders of the public notes, approval of Mizrahi Tefahot Bank Ltd. and clarification that the transaction, set forth in the Purchase Agreement, is not subject to the approval of the Antitrust Commissioner and does not require a report to him -

The Company is pleased to announce that on January 21, 2013, the approval of the Minister of Communications was received (see section 4 (a) of the Original Report), and thus all of the suspending conditions with respect to third party approvals have been fulfilled, which are required for the completion of the transaction on the Consummation Date (as defined in the Original Report), excluding additional ancillary approvals (with respect to the licenses in the Judea and Samaria area), which are expected to be received in the next few days. Accordingly, the Company and the Buyer are preparing to complete the Purchase Agreement in the next few days (Closing), in accordance with the conditions of the Purchase Agreement, as set forth in the Original Report.

Sincerely,

Scailex Corporation Ltd.

by: Mr. Yahel Shachar, C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: January 22, 2013